

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2020

Via E-mail
Stacy B. McLaughlin
Chief Financial Officer
Willdan Group, Inc.
2401 East Katella Avenue, Suite 300
Anaheim, California, 92806

Re: Willdan Group, Inc.
Form 10-Q for the quarterly period ended September 27, 2019
Exhibit No. 2.1 – Stock Purchase Agreement, dated as of October 28, 2019, by and among Willdan Group, Inc., Willdan Energy Solutions, Energy and Environmental Economics, Inc., each of the stockholders of Energy and Environmental Economics, Inc., and Ren Orans, as seller representative of the stockholders of Energy and Environmental Economics, Inc.
Filed November 1, 2019
File No. 001-33076

Dear Ms. McLaughlin:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance